

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Adam Sragovicz
Chief Financial Officer
Presidio Property Trust, Inc.
4995 Murphy Canyon Road
Suite 300
San Diego, CA 92123

      Re: Presidio Property Trust, Inc.
          Registration Statement on Form S-11
          Filed November 9, 2021
          File No. 333-260885

Dear Mr. Sragovicz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Wood at 202-551-5586 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction